June 5, 2009

Jennifer Thompson
Accounting Branch Chief
United States Securities and
  Exchange Commission
Washington, DC 20549-0404

Re:          ONEOK Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed April 30, 2009
File No. 1-12202

Dear Ms. Thompson:

This letter is to respond to your letter dated June 2, 2009, to ONEOK Partners, L.P.  Our response is as follows.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Estimates, page 40

1.
Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results.  In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Please refer to SEC Release No. 33-8350.  In complying with this comment, please expand, for example, your derivative disclosures to quantify the significant

  100 West Fifth Street · Tulsa, OK 74103-4298
P.O. Box 871 · Tulsa, OK 74102-0871
(918) 588-7000 · Fax (918) 588-7273
www.oneok.com

Jennifer Thompson
June 5, 2009

estimates actually used, explain why those estimates are appropriate, and discuss whether material valuation adjustments would have been necessary based on other reasonably likely inputs that could have been assumed for the input at the balance sheet date.  In particular, please discuss in reasonable detail the estimates used in your modeling techniques for Level 3 derivatives.  In regards to your valuation methodologies, please consider disclosing the following information:

•
The amount, by level, of financial instruments measured using independent pricing services and the amount measured using indicative quotes from independent brokers.  Discuss the specific validation procedures performed to corroborate values from each source.

•
The extent to which you adjust NYMEX-settled prices or broker quotes.  If you do adjust prices or quotes, discuss other information used in the valuation, the level of approval needed to use the alternate value, and the impact on your financial statements of using the alternative price.

•
The number of prices or quotes you generally obtain per instrument.  If you obtain multiple prices or quotes or if the values from pricing services or brokers vary on the same instrument, discuss how you arrived at the ultimate value used in your financial statements.

•	If true, please include an affirmative statement that based on your internal review procedures, the fair values provided by pricing services and brokers are consistent with the principals of SFAS 157.

RESPONSE:

We agree with staff’s comment that this could be a material disclosure in future filings and will provide such disclosures as necessary.  Specifically, we will revise the discussion of our critical accounting policies, as appropriate, to focus on the assumptions and uncertainties that underlie our critical accounting estimates, ensuring that we do not merely duplicate the disclosure of significant accounting policies in the financial statement footnotes.  We will quantify, where material, and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented.  We will include, where material, a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

With respect to our Form 10-K for the fiscal year ended December 31, 2008, we do not believe that any additional disclosures were required.  We have identified derivatives and risk management activities as an area of critical accounting estimates.  The derivative instruments we utilize for which we determine the fair value are primarily Level 2 and Level 3 as defined by SFAS No. 157.  The determination of their fair value is not complex and does not require significant estimates and judgments.

Jennifer Thompson
June 5, 2009

However, should we utilize other instruments where the determination of fair value is more complex and their value is more sensitive to the estimation techniques utilized, we will include disclosure of the significant estimates utilized to determine their fair value.

Another critical accounting estimate involved impairment of long-lived assets, goodwill, and intangible assets.  We describe the method by which we estimate fair value of long-lived assets, goodwill and intangible assets and those estimates significantly exceeded the carrying value of these assets at December 31, 2008.   If, in the future, our estimates of fair value more closely approximate the carrying value of these assets, we will disclose the estimates inherent in our determination of fair value, including sensitivities associated with changes in the key inputs and estimates inherent in our impairment analyses.

We also identified contingencies, particularly for legal and environmental exposures, as a critical accounting estimate.  However, the contingencies we have identified, which we believe are reasonably valued based on the information known to us, are not material to our operations for the periods presented.

Cash Flow Analysis, page 55

2.
Please provide a more informative analysis and discussion of changes in cash flows from operating activities, including changes in working capital components, for each period presented.  Please ensure your analysis is not merely a recitation of changes evident from the financial statements.  In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.  Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

We agree with staff’s comments.  In future filings, our financial statements will include a more informative analysis and discussion of changes in our cash flow from operating activities, consistent with Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, page 70

3.
Please disclose the types of expenses that you classify as cost of sales, either in the footnotes to your financial statements or in MD&A, as we believe this disclosure assists your readers when comparing your results to other companies.  If necessary to provide your readers with context for understanding changes in your results, please disclose these items by segment.

Jennifer Thompson
June 5, 2009

RESPONSE:

ONEOK Partners’ cost of sales includes commodity purchases and transportation costs.  In future filings, we will include this information in the footnotes to the financial statements or in MD&A.  We will also give consideration to providing the information by segment.

Note C. Fair Value Measurements, page 78

4.	Please confirm that the December 31, 2008 derivative financial instrument asset balance disclosed on your balance sheet and in the table on page 79 is not net of any derivative liabilities.

RESPONSE:

We confirm that the December 31, 2008, derivative financial instrument asset balance disclosed on our balance sheet and in the table on page 79 is not net of any derivative liabilities.

5.	If material to your operations, please consider disclosing in future filings the following information regarding your derivatives and risk management activities:

•
How counterparty credit risk affected your valuation of derivative assets and the resulting gain or loss that you included in earnings relating to the changes in that credit risk.  Also, consider discussing how deterioration in counterparty credit and your ability to collect on derivative assets will impact your financial statements; and

•	How your credit risk affected your valuation of derivative liabilities and the resulting gain or loss that you included in earnings relating to the changes in that credit risk.

In addressing these items, consider providing the following disclosures:

•	A clear discussion of how credit is considered in your valuations and how credit risk is monitored and managed;

•	Separate quantification on net income of your credit versus counterparty credit;

•	The effect of credit adjustments on the balance sheet at each balance sheet date;

Jennifer Thompson
June 5, 2009

•	The events that impact the adjustment for credit and any material changes during the period; and

•	To the extent there are significant groups of counterparties that have a material impact on fair value, consider separately quantifying that credit effect.

RESPONSE:

We agree with staff’s comments.  In future filings, we will include the suggested disclosures, if material to our operations.   With respect to our Form 10-K for the fiscal year ended December 31, 2008, we do not believe these disclosures are material to our operations for any of the periods presented.

Note N. Net Income Per Unit, page 91

6.
It appears that you have two classes of common stock consisting of common units and Class B units.  You disclose on page 78 that, effective April 7, 2007, the Class B limited partners are entitled to receive increased quarterly distributions equal to 110% of the distributions paid with respect to your common units.  It appears, however, that you have not presented your earnings per unit figures using the two-class method since ONEOK Inc., the sole holder of the Class B units, waived its right to receive the increased quarterly distributions and there is currently no difference in distribution rates between the common and Class B units.  If our understanding is correct, please note that paragraph 61(d) of SFAS 128 still requires the presentation of basic and diluted EPS data for each class of common stock.  We advise you that diluted EPU for the common units should be based on the more dilutive of the two-class method or the if-converted method and, furthermore, diluted EPU for the Class B units should be presented without assuming conversion.  Please provide us with your historical EPU calculations had you assumed application of this guidance for the historical annual periods presented.  Please also tell us whether or not all Class B units are convertible into common units at the option of the holder and confirm that the Class B unitholder is not entitled to any distributions relating to the pre-withdrawal period if the waiver is withdrawn.

RESPONSE:

ONEOK, Inc. has waived its right to receive quarterly distributions for its Class B units equal to 110% of the distributions paid with respect to the common units.  ONEOK, Inc. is required to give ONEOK Partners 90 days advance notice, if the waiver is withdrawn.  If ONEOK, Inc. were to withdraw the waiver, it would not be entitled to any additional distributions for the period prior to such withdrawal.

All of the Class B units are convertible into common units on a one-for-one basis at the option of the holder.  Other than the 110% increased distribution right, there are no differences in the rights of the Class B units and common units.  Specifically, the Class B units and common units share equally in the earnings of the partnership and

Jennifer Thompson
June 5, 2009

neither has any liquidation or other preferences.  The computation of ONEOK Partners' earnings per unit includes both common and Class B units and together they are treated as a single class of common units, rather than as separate classes.  Accordingly, there is no difference in earnings per unit for the common and Class B units, and there is no difference in basic and diluted earnings per unit.  The separate disclosure of earnings per unit for the common and Class B units would therefore be redundant.  Additionally, the Class B units are not widely held, but rather solely held by ONEOK, Inc., a related party.    We will review Note N, Net Income Per Unit, and provide additional clarification in future filings, as appropriate.

7.
We note that you classify distributions related to the general partner’s incentive distribution rights as equity transactions.  Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide each cash distributions to your general partner beyond the general partner’s ownership interest.  Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner.  In this regard, we assume that the services provided by your general partner and other affiliated companies in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.

RESPONSE:

In reaching the conclusion that the IDRs do not represent compensation for services, we considered a number of factors, including the fact that the general partner is reimbursed at cost for the services provided to ONEOK Partners, as described in our response to staff comment 8.  The reimbursement of such costs has not and does not change based on the level of IDR payments.  Likewise, the level of IDR payments is not affected by the type or amount of costs that are reimbursed by the partnership.

Further, the general partner is entitled to IDRs only when distributions are at or above the levels specified in the partnership agreement, and IDRs are payable only when a distribution to the limited partners is declared.  Thus, payment of an IDR is not a certainty.

Another factor we considered is that the risks of owning the general partner interest are different than the risks of owning limited partner units.  For example, the limited partners cannot be held liable for the partnership’s obligations, whereas the general partner interest carries that potential liability.  Therefore, it stands to reason that the rewards of ownership of the general and limited partners should also be different.

Considering the factors noted above, we believe the IDRs represent a return on the general partner’s investment in the partnership and such distributions are therefore appropriately classified as an equity transaction.

Jennifer Thompson
June 5, 2009

 Note O. Related Party Transactions, page 91

8.
We note that ONEOK, Inc. and its affiliates provide a variety of services to you under a service agreement.  Since transactions and agreements with related-parties may not be on an arm’s length basis, please disclose your estimates of what the related expenses would have been on a stand alone basis, or tell us why such disclosure is not practicable.  If practicable, please provide this disclosure for each year for which a statement of income was required when such basis produced materially different results.  See Question 2 of SAB Topic 1B.

RESPONSE:

The majority of services provided to ONEOK Partners by ONEOK, Inc. and its affiliates include the costs of employees providing services for ONEOK Partners, as ONEOK Partners does not have any employees, and the cost of third party leases that are passed through to ONEOK Partners.  General overhead costs, such as for our executive management team and certain corporate costs, that benefit both ONEOK, Inc. and ONEOK Partners are allocated between the two entities as described in Note O, Related Party Transactions.  In accordance with ONEOK Partners’ partnership agreement, all such costs reflect actual costs incurred to support the partnership’s operations.  While it is not practicable to determine what these general overhead costs would be on a stand-alone basis if ONEOK Partners were to directly obtain these services, we believe these costs would be substantially the same.  In future filings, we will review Note O and provide additional clarification, as appropriate.

Controls and Procedures, page 93

9.
You disclose that you have established your disclosure controls and procedures to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  In future filings, if you include a definition of disclosure controls and procedures, please also state, if true, that you designed your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

RESPONSE:

We agree with staff’s comment and will expand our disclosure regarding disclosure controls and procedures in our future filings.

Jennifer Thompson
June 5, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note K. Limited Partners’ Net Income Per Unit and Distributions To Partners, page 20

10.
You disclose on page 11 that the adoption of EITF 07-4 had no impact on your limited partners’ net income per unit figures for the three months ended March 31, 2009 and 2008.  Considering you disclose on page 76 of your December 31, 2008 Form 10-K that application of EITF 07-4 will impact your net income-per-unit disclosure, please clarify why EITF 07-4 did not impact your limited partner net income per unit computations.  In your response, please tell us if the IDRs are a separate interest or embedded in the GP interest, summarize the contractual distribution terms of your partnership agreement, and explain in further detail how undistributed earnings are allocated to the LP, GP, and IDR interests and how your computations comply with paragraphs 9-10 or 14-15 of EITF 07-4.

RESPONSE:

We performed an analysis of the impact of the adoption of EITF 07-4 in connection with the filing of our Form 10-K for the year ended December 31, 2008.  At that time, we concluded that our net income-per-unit calculations would be impacted.  However, as we continued to analyze the guidance, we determined that our net income-per-unit calculation would be the same under EITF 07-4 as our historical calculations.

Under the terms of ONEOK Partners’ partnership agreement, the IDR is embedded in the general partner interest and thus, paragraphs 9-10 of EITF 07-4 do not apply.  Paragraph 14 of EITF 07-4 states that “undistributed earnings shall be allocated to the GP (with respect to the distribution rights of an embedded IDR) based on the contractual participation rights of the IDR to share in current period earnings.”  The general partner is required, within 45 days, to determine the amount of distributable cash and to distribute such amount to the limited partners and the general partner, including the IDRs.  The partnership agreement explicitly limits distributions to the IDR holder to available cash. We, thus, concluded that the IDRs do not have contractual rights to undistributed earnings and we should not allocate undistributed earnings to the general partner with respect to the embedded IDR.   Accordingly, undistributed earnings are allocated to the general and limited partners in accordance with their ownership percentages of 2 percent and 98 percent, respectively.

ONEOK Partners acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Jennifer Thompson
June 5, 2009

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this additional information is helpful to the review team.  Please contact me at (918) 588-7917, if you need clarification or additional information.

Sincerely,

/s/ Curtis L. Dinan
Curtis L. Dinan
Executive Vice President –
Chief Financial Officer
and Treasurer